UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

AXCESS MEDICAL IMAGING CORPORATION

COMMON STOCK, $0.0001 PAR VALUE

Not applicable.
CUSIP NUMBER

Stephen Miley, M.D.
600 North Cattleman Road
Sarasota, Florida  34232
941-488-5791
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
TO RECEIVE NOTICES AND COMMUNICATIONS)

May 2, 2008
(DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box ☐.

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(1)	Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons (entities only): Stephen Miley, M.D. (the “Reporting Person”)
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) N/A
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
(6)	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With	(7) (8) (9) (10)	Sole Voting Power 36,856,970 Shared Voting Power: 0 Sole Dispositive Power: 36,856,970 Shared Dispositive Power: 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 36,856,970
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11): 74.8%
(14)	Type of Reporting Person: IN

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Item 1. Security and Issuer

This statement relates to shares of common stock of Axcess Medical Imaging Corporation (the “Company”).  The name and address of the principal executive offices of the Company is:

Axcess Medical Imaging Corporation
600 North Cattleman Road
Sarasota, Florida  34232

Item 2. Identify and Background

a.	Name: Stephen Miley, M.D.

b.	Residence or business address:

See response to Item 1 above.

c.	Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

The Reporting Person serves as the Chief Executive Officer of the Company.  The address of the Company is as set forth in response to Item 1.

d.	The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

e.
The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in the Reporting Person becoming subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

f.	The Reporting Person is a US citizen

Item 3.  Source and Amount of Funds

Not Applicable.

Item 4. Purpose of Transaction

On May 2, 2008, the Company entered into a Securities and Exchange Agreement with US Imaging Holding LLC pursuant to which the Company acquired all of the equity interests in exchange for 40,952,189 shares of the Company’s common stock. Dr. Stephen Miley received 36,856,970 shares of common stock of the Company in exchange for his interest in the Company.

Item 5. Interest in Securities of the Issuer

The Reporting Person beneficially owns 36,856,970 shares of the Company’s common stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than as described in this Schedule 13D, the Reporting Person has no contracts, arrangements, understandings or relationships with any other persons with respect to any securities of the Company.

Item 7.  Material to be Filed as Exhibits

Please see Exhibit A attached hereto.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Signature:

Dated: July 29, 2008
	By:	/s/Stephen Miley, M.D.
Stephen Miley, M.D.

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Exhibit A
SECURITIES EXCHANGE AGREEMENT

This Agreement dated as of the 2nd day of May, 2008, by and among Firstway Enterprises, Inc., a Delaware corporation having its offices at 12876 Biscayne Boulevard, Suite 276, Miami, Florida  33181 (the “Issuer”), US Imaging Holding LLC, with offices at 600 North Cattleman Road, Sarasota, Florida  34232 (“Imaging”), John Uphold, an individual (“Uphold”) and Stephen Miley, an individual (“Miley”).  Uphold and Miley are hereinafter referred to collectively as the “Members” and  individually as a “Member”).

W I T N E S S E T H:

WHEREAS, the Members are the holders of all of the issued and outstanding membership interest of Imaging (the “Imaging Interest”); and

WHEREAS, the Issuer desires to acquire all of the Imaging Interest, which represent all of the capital of Imaging, from the Members, and is willing to issue shares of its common stock, par value $.001 per share (“Common Stock”), to the Members in exchange for the Imaging Interest on and subject to the terms and conditions of this Agreement;

WHEREAS, the Members have executed this agreement pursuant to which they agreed to transfer the Imaging Interest to the Issuer for an aggregate of 40,952,189 shares of common stock of the Issuer (the “Shares”);

WHEREAS, this Agreement sets forth the terms and conditions on which the Members are transferring the Imaging Interest to the Issuer; and

NOW, THEREFORE, for the mutual consideration set out herein, the parties agree as follows:

1. Exchange of Securities.

(a) Issuance of Shares by Issuer.  On and subject to the conditions set forth in this Agreement, the Issuer will issue the Shares to the Members in exchange for all of the outstanding membership interest of Imaging, which is represented by the Imaging Interest.  The Shares will be issued to the Members in the amounts set forth after their respective names in Schedule A to this Agreement.

(b) Transfer of Imaging Interest by the Members.  On and subject to the conditions set forth in this Agreement, the Members will transfer to the Issuer all of the Imaging Interest in exchange for the Shares.  Each Member holds the Imaging Interest set forth after his name in Schedule A to this Agreement.

(c) Closing.  The issuance of the Shares to the Members and the transfer of the Imaging Interest to the Issuer will take place at a closing (the “Closing”) to be held at the Law Offices of Stephen M. Fleming, PLLC, 403 Merrick Avenue, 2nd Floor, East Meadow, New York 11554 as soon as possible after or contemporaneously with the satisfaction or waiver of all of the conditions to closing set forth in Sections 4 and 5 of this Agreement (the “Closing Date”).

(d) Adherence with Applicable Securities Laws.  Each of the Members agrees that he is acquiring the Shares for investment purposes and will not offer, sell or otherwise transfer, pledge or hypothecate any of the Shares issued to him directly or indirectly unless:

(i)	the sale is to Issuer;

(ii)	the sale is made pursuant to the exemption from registration under the Securities Act of 1933, as amended,, provided by Rule 144 thereunder; or

(iii)
the Shares are sold in a transaction that does not require registration under the Securities Act of 1933, as amended, or any applicable United States state laws and regulations governing the offer and sale of securities, and the vendor has furnished to Issuer an opinion of counsel to that effect or such other written opinion as may be reasonably required by Issuer.

The Members acknowledge that the certificates representing the Shares shall bear the following legend:

THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933. THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED OR OTHERWISE TRANSFERRED IN THE ABSENCE OF A REGISTRATION STATEMENT WITH RESPECT TO THE SECURITIES UNDER SUCH ACT AND THE OPINION OF COUNSEL REASONABLY SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED OR UNLESS SOLD PURSUANT TO RULE 144 OR RULE 144A OF SUCH ACT.

2. Representations and Warranties of the Issuer.  The Issuer and Stuart Posner and Russell Adler (together, Messrs Posner and Adler are collectively referred to as the Majority Stockholders, hereby represent and warrant to the Members as follows:

(a) General.

(i) The Issuer is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware.

(ii) The Issuer’s authorized capital stock consists of 20,000,000 shares of preferred stock, par value $.0001 per shares, none of which are issued or outstanding, and 250,000,000 shares of Common Stock, of which there will be 9,047,811 shares, or a commitment to issue shares, outstanding as of the Closing Date. All of the shares of the Issuer are duly authorized, validly issued, fully paid and nonassessable. There are no options, warrants or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued capital stock of the Issuer or obligating the Issuer to issue or sell any shares of capital stock of or other equity interests in the Issuer. There is no personal liability, and there are no preemptive rights with regard to the capital stock of the Issuer, and no right-of-first refusal or similar catch-up rights with regard to such capital stock. Except as set forth herein, there are no outstanding contractual obligations or other commitments or arrangements of the Issuer to (A) repurchase, redeem or otherwise acquire any shares of (or any interest therein) or (B) to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in any other entity, or (C) issue or distribute to any person any capital stock of the Issuer, or (D) issue or distribute to holders of any of the capital stock of the Issuer any evidences of indebtedness or assets of the Issuer. All of the outstanding securities of the Issuer have been issued and sold by the Issuer in full compliance in all material respects with applicable federal and state securities laws.

(iii) The Issuer has full power and authority to carry out the transactions provided for in this Agreement, and this Agreement constitutes the legal, valid and binding obligations of the Issuer, enforceable in accordance with their respective terms, except as enforceability may be limited by bankruptcy, insolvency and other laws of general application affecting the enforcement of creditor’s rights and except that any remedies in the nature of equitable relief are in the discretion of the court.  All necessary action required to be taken by the Issuer for the consummation of the transactions contemplated by this Agreement has been taken.

(iv) The Shares, when issued pursuant to this Agreement, will be duly and validly authorized and issued, fully paid and non-assessable.  The issuance of the Shares to the Members is exempt from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), pursuant to an exemption provided by Section 4(2) thereunder.

(v) The Issuer has no subsidiaries.

(vi) The Issuer does not own any personal or real property or have any employees.

(vii) The Issuer does not have a bank account.

(b) Property.  The Issuer does not own any real property.  The Issuer does not own any intellectual property rights.  None of the Issuer’ assets are subject to any encumbrances or other Claims.  A “Claim” shall mean any security interest, lien, pledge, claim, charge, escrow, encumbrance, option, right of first refusal, mortgage, indenture, security agreement or other agreement, arrangement, contract, commitment, understanding or obligation, whether or not relating in any way to credit or the borrowing of money and whether or not voluntarily incurred or arising under any law.

(c) Litigation.  There are no material claims, actions, suits, proceedings, inquiries, labor disputes or investigations (whether or not purportedly on behalf of the Issuer) pending or, to the Issuer’s Best Knowledge, threatened against the Issuer or any of its assets, at law or in equity or by or before any governmental entity or in arbitration or mediation.  No bankruptcy, receivership or debtor relief proceedings are pending or, to the best of the Issuer’s knowledge, threatened against the Issuer.

(d) Compliance with Laws.  The Issuer has complied with, is not in violation of, and has not received any notices of violation with respect to, any federal, state, local or foreign law, judgment, decree, injunction or order, applicable to it, the conduct of its business, or the ownership or operation of its business.    References in this Agreement to “laws” shall refer to any laws, rules or regulations of the United States, as the case may be, federal, state or local government or any governmental or quasi-governmental agency, bureau, commission, instrumentality or judicial body (including, without limitation, any federal or state securities law, regulation, rule or administrative order).

(e) Taxes.  The Issuer has properly filed all tax returns required to be filed and has paid all taxes shown thereon to be due.  To the Best Knowledge of officers the Issuer, all tax returns previously filed are true and correct in all material respects.  As used in this Agreement, a party’s Best Knowledge shall mean and include (i) actual knowledge and (ii) that knowledge which a prudent businessperson would reasonably have obtained in the management of such person’s business affairs after making due inquiry and exercising the due diligence which a prudent businessperson should have made or exercised, as applicable, with respect thereto.  Actual or imputed knowledge of any director or officer of a party shall be deemed to be knowledge of the party.

(f) No Defaults.

(i) The Issuer has performed all material obligations required to be performed by it, and the Issuer is not in default, in any material respect, under any agreement to which it is a party except to the extent that any such breach would not have a Material Adverse Effect.

(ii) The Issuer is not in violation of its certificate of incorporation or by-laws.  The execution and delivery of this Agreement by the Issuer and the consummation by the Issuer of the transactions contemplated by this Agreement will not result in any violation of the Issuer’s certificate of incorporation or by-laws or any applicable law or be in conflict with, constitute a default under, or result in a violation of, or give rise to any right of termination, cancellation or acceleration under, any material agreement to which the Issuer is a party or any court order or decree or other governmental order or decree.

(g) Conflicts; Consents of Third Parties.

(i)  The execution and delivery by Issuer of this Agreement and the consummation of the transactions contemplated hereby or thereby, or compliance by Issuer with any of the provisions hereof or thereof will not (i) conflict with, or result in the breach of, any provision of the articles of incorporation or by-laws or comparable organizational documents of the Issuer; (ii) conflict with, violate, result in the breach or termination of, or constitute a default under any note, bond, mortgage, indenture, license, agreement or other instrument or obligation to which the Issuer is a party or by which any of them or any of their respective properties or assets is bound; (iii) violate any statute, rule, regulation, order or decree of any governmental body or authority by which the Issuer is bound; or (iv) result in the creation of any lien upon the properties or assets of the Issuer.

(ii) No consent, waiver, approval, order, permit or authorization of, or declaration or filing with, or notification to, any person or governmental or regulatory authority is required on the part of Issuer in connection with the execution and delivery of this Agreement.

(h)           Financial Statements.

(i)  The Members have reviewed copies of the audited balance sheets of the Issuer as at December 31, 2007 and the related audited statements of income and of cash flows of the Issuer for the years then ended and the copies of the unaudited balance sheets of the Issuer as at March 31, 2007 and the related unaudited statements of income and of cash flows of the Issuer for the years then ended (the “Financial Statements”).  Each of the Financial Statements is complete and correct in all material respects, has been prepared in accordance with GAAP (subject to normal year-end adjustments in the case of the unaudited statements) and in conformity with the practices consistently applied by the Issuer without modification of the accounting principles used in the preparation thereof and presents fairly the financial position, results of operations and cash flows of the Issuer as at the dates and for the periods indicated.

(ii)  For the purposes hereof, the audited balance sheet of the Issuer as at December 31, 2007 is referred to as the "Balance Sheet" and December 31, 2007 is referred to as the “Balance Sheet Date”.

(i)           No Undisclosed Liabilities.  Issuer has no indebtedness, obligations or liabilities of any kind (whether accrued, absolute, contingent or otherwise, and whether due or to become due) that would have been required to be reflected in, reserved against or otherwise described on the Balance Sheet or in the notes thereto in accordance with GAAP which was not fully reflected in, reserved against or otherwise described in the Balance Sheet or the notes thereto or was not incurred in the ordinary course of business consistent with past practice since the Balance Sheet Date.

                      (j)           Absence of Certain Developments.  Except as expressly contemplated by this Agreement, since the Balance Sheet Date:

(i)  there has not been any material adverse change nor has there occurred any event which is reasonably likely to result in a material adverse change;

(ii)  there has not been any damage, destruction or loss, whether or not covered by insurance, with respect to the property and assets of the Issuer having a replacement cost of more than $25,000 for any single loss or $100,000 for all such losses;

(iii)  there has not been any declaration, setting aside or payment of any dividend or other distribution in respect of any shares of capital stock of the Issuer or any repurchase, redemption or other acquisition by the Issuer of any outstanding shares of capital stock or other securities of, or other ownership interest in, the Issuer;

(iv)  the Issuer has not awarded or paid any bonuses to employees of the Issuer;

(v)  there has not been any change by the Issuer in accounting or tax reporting principles, methods or policies; and

(vi)  the Issuer has not entered into any transaction or contract or conducted its business other than in the ordinary course consistent with past practice.

(k)           Issuer is a reporting issuer under Section 12(g) of the Securities Exchange Act of 1934 (the “34 Act”).  Issuer is now, and as of the Closing will be, current in its filings and will have filed all of the filings required to have been made in the previous twelve months.

(l)           Reliance by Members.  The representations and warranties set forth in this Section 2, taken together, do not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained herein and therein, when taken together, not misleading.  Notwithstanding the foregoing, Members acknowledges that no representation or warranty is made by the Issuer with respect to any projections made by the Issuer.

(m)           No Additional Representations; Reliance.  The Issuer and Majority Stockholders acknowledge and agree that neither Uphold, nor any of his Representatives or agents has made any representations, warranties, covenants, agreements or guaranties to the Issuer, the Majority Stockholders or any of their respective officers, directors, Representatives or agents, express or implied, in connection with this Agreement and the transactions contemplated herein, except for the express representations, warranties, covenants and agreements of Uphold set forth below.

3. Representations and Warranties of Members.  Each Member severally and not jointly represents and warrants to the Issuer, for himself as follows:

(a) Such Member is the sole record and beneficial owner of the Imaging Interest set forth after his name in Schedule A to this Agreement, subject to no Claim.

(b) Such Member is a resident of the United States of America.

(c) Such Member has full power and authority to carry out the transactions provided for in this Agreement, and this Agreement constitutes the legal, valid and binding obligations of such Member, enforceable in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency and other laws of general application affecting the enforcement of creditor’s rights and that any remedies in the nature of equitable relief are in the discretion of the court.  All necessary action required to be taken by such Member for the consummation of the transactions contemplated by this Agreement has been taken.

(d) Such Member is an accredited investor within the meaning of Rule 501 of the Commission pursuant to the Securities Act;

(e) Such Member is acquiring the Shares pursuant to this Agreement for investment and not with a view to the sale or distribution thereof;

(f) Such Member understands that the Shares constitute restricted securities within the meaning of Rule 144 of the Securities Exchange Commission (the “Commission”) pursuant to the Securities Act and may not be sold or otherwise transferred except pursuant to an effective registration statement or an exemption from the registration requirements of the Securities Act;

(g) Such Member has been advised by counsel as to the meaning and implication of the acquisition of restricted securities and the illiquid nature of the Shares;

(h) Such Member acknowledges that the certificate or certificates for the Shares will bear the Issuer’s customary Securities Act restrictive legend;

(i) Such Member represents that he understands that an investment in the Shares involves a high degree of risk; and

(j) Such Member represents that the execution and performance of this Agreement will not constitute a breach of any contract to which such Member is a party or by which he is bound, and will not violate any judgment, decree, order, writ, rule, statute, or regulation applicable to such Members or his properties.

4.           Representations and Warranties of Miley.  Miley represents and warrants to the Issuer as follows:

(a) Organization.

(i) Imaging is a limited liability company, duly organized, validly existing and in good standing under the laws of the State of Nevada and has full power and authority to carry on its business as and where such business is operated.  Imaging is the sole member and owns 100% of the equity of US Imaging Corp, LLC, Axcess Diagnostics Bradenton, LLC and Axcess Diagnostics Sarasota, LLC (the “Subsidiaries”). All necessary company action required to be taken by Imaging and the Members relating to the execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement has been duly and validly taken, and this Agreement constitutes the legal, valid and binding and enforceable obligation of Members, except as enforceability may be limited by bankruptcy, insolvency and other laws of general application affecting the enforcement of creditor’s rights and that any remedies in the nature of equitable relief are in the discretion of the court.  All necessary action required to be taken by Members for the consummation of the transactions contemplated by this Agreement has been taken.

(ii) The execution and performance of this Agreement will not violate or conflict with any provision of Imaging’s certificate of formation, operating agreement, by-laws or other organizational documents. No approval or consent of, or notice to or filing with, any Person not a party to this Agreement or any governmental or quasi-governmental agency, is necessary to authorize the execution or delivery of this Agreement or the consummation of any of the transactions contemplated herein by Members other than approvals which have been obtained or will have been obtained at or prior to Closing.

(iii) The capital of Imaging is represented solely by the Imaging Interest.  Neither Imaging nor the Subsidiaries is not a party to any agreement or understanding pursuant to which any securities of any class of capital stock or any interest in the capital of Imaging or its Subsidiaries is to be issued or created or transferred, and neither Imaging nor the Subsidiaries have any agreements, plans, understandings or proposals, whether formal or informal or whether oral or in writing, pursuant to which any of them granted or may have issued or granted any individual or entity any Convertible Securities or any interest in Imaging or the Subsidiaries or Imaging’s or the Subsidiaries’ earnings or profits, however defined.

(iv)

(b)           Financial Statements.

(i)          Imaging has delivered to the Issuer the following financial statements (collectively, the “Imaging Financial Statements”):  Unaudited balance sheet at December 31, 2007 and the statements of operations, Members’ equity, cash flow and notes thereto for the two years in the period then ended.  The Imaging Financial Statements are in accordance with all books, records and accounts of Imaging.

(ii)  At the Closing Date, Imaging did not have any material liabilities, absolute or contingent, of the type required to be reflected on Imaging Financial Statements.  Imaging has not guaranteed or assumed or incurred any obligation with respect to any debt or obligations of any Person, except endorsements made in the ordinary course of business in connection with the deposit of items for collection and except as disclosed in the Imaging Financial Statements.  Imaging has no debts, contracts, guaranty, standby, indemnity or hold harmless commitments, liabilities or obligations of any kind, character or description, whether accrued, absolute, contingent or otherwise, or due or to become due except to the extent set forth or noted in the Imaging Financial Statement, and not heretofore paid or discharged.

(v) Except as disclosed in the Imaging Financial Statements, since December 31, 2007, there has not been any Material Adverse Change affecting Imaging or any damage or destruction, whether covered by insurance or not, affecting the business, property or assets of Imaging.

(c)   Property.  Imaging has disclosed to Issuer any real property owned by Imaging or leased by Imaging.  None of Imaging’s assets are subject to any encumbrances or other Claims except as reflected in the Imaging Financial Statements.

(d)           Intellectual Property Rights.

(i) Imaging has all requisite right, title and interest in or valid and enforceable rights to use all the intellectual property which it believes is necessary to the conduct of its business as presently conducted, including its rights to Imaging’s products. Each item of the intellectual property either is owned exclusively by Imaging, free and clear of any encumbrances, or is licensed to Imaging under a valid license granting sufficient rights to permit Imaging to conduct its business as presently conducted. To Imaging’s and Miley’s Best Knowledge, Imaging owns or has the valid right to use all trademarks, service marks and trade names used by Imaging in connection with the operation or conduct of Imaging’s business, including the sale of any products or technology or the provision of any services by Imaging. Imaging owns exclusively, and has good title to, all copyrighted works that are Imaging products or other works of authorship that Imaging otherwise purports to own; provided, however, that such works may incorporate copyrighted works or works of authorship, trademarks or trade names of third parties which are licensed to Imaging or are in the public domain. Imaging has not transferred ownership of any intellectual  property to any other Person.

(ii) The operation of the business of Imaging as currently conducted, including Imaging’s design, development, use, import, export, manufacture and sale of the products, technology or services (including products, technology or services currently under development) of Imaging, to Imaging’s and Miley’s Best Knowledge, does not infringe the copyright or misappropriate the trade secrets, patent rights or trademark rights of any Person. Imaging has not received notice from any Person claiming that such operation or any act, product, technology or service (including products, technology or services currently under development) of Imaging infringes or misappropriates the intellectual property of any Person or constitutes unfair competition or trade practices under any law.

(iii) To Imaging’s and Miley’s Best Knowledge, there are no contracts between Imaging and any other Person with respect to intellectual property under which there is any dispute regarding the scope of such contract, or performance under such contract, including any dispute with respect to any payments to be made or received by Imaging thereunder.

(e)           No Defaults.

(i) Except as disclosed in the Imaging Financial Statement, Imaging has performed all material obligations required to be performed by it, and Imaging is not in default, in any material respect, under any agreement to which it is a party except to the extent that any such breach would not have a Material Adverse Effect.

(ii) Imaging is not in violation of its certificate of incorporation, by-laws or other organizational instrument.  The execution and delivery of this Agreement by Imaging and the consummation by Imaging and the Members of the transactions contemplated by this Agreement will not result in any violation of Imaging’s certificate of incorporation, by-laws or other organizational document or any applicable law or be in conflict with, constitute a default under, or result in a violation of, or give rise to any right of termination, cancellation or acceleration under, any material agreement to which Imaging is a party or any court order or decree or other governmental order or decree affecting Imaging.

(b) Compliance with Laws.

(i) Imaging has complied with, is not in violation of, and has not received any notices of violation with respect to, any law, judgment, decree, injunction or order, applicable to it, the conduct of its business or the ownership or operation of its business, including drug administration laws, regulations on drug’s operation and quality control, food hygiene laws, price, advertising and contract laws, company laws, currency laws and regulations, and other laws affecting or relating to its business.

(ii) To the Best Knowledge of Miley and Imaging, (i) Imaging is not in violation or, and has  not  received   any  written   notice  from  any governmental entity that there exists any violation of any law relating to the use or disposal or any other dealing with hazardous substances which are applicable to it, (ii) there are no hazardous  substances present on, under or about any of Imaging’s property or assets, (iii) no discharge,  spillage, uncontrolled  loss,  seepage or filtration of hazardous substances has occurred on, under or about any of Imaging’s property or assets, (iv) none of Imaging’s property or assets violates, or has at any time violated,  any hazardous  substance  laws, and (v) that  there  is no condition  on any  asset  for  which Imaging has an obligation  to undertake  any remedial  action  pursuant to and hazardous substance laws. Terms used in this Section 3(g)(ii) shall have the meaning accorded them under applicable law.

(g)           Litigation.  There are no material claims, actions, suits, proceedings, inquiries, labor disputes or investigations (whether or not purportedly on behalf of Imaging) pending or, to Imaging’s or Miley’s Best Knowledge, threatened against the Issuer or any of its assets, at law or in equity or by or before any governmental entity or in arbitration or mediation.  No bankruptcy, receivership or debtor relief proceedings are pending or, to the best of the Issuer’s knowledge, threatened against Imaging.

(h)           Taxes.  Imaging has properly filed all tax returns required to be filed and has paid all taxes shown thereon to be due.  To the Best Knowledge of Imaging and Miley, all tax returns previously filed are true and correct in all material respects.

(i)           Transactions with Affiliates. Except as disclosed in the Imaging Financial Statements:

(i) There are no material contracts between Imaging, on the one hand, and any current officer, director, Member or any of their affiliates.  An affiliate of any Person is a Person who controls, is controlled by or is under common control with, such Person.

(ii) Imaging does not provide or cause to be provided any assets, services or facilities to any such current officer, director, Member or affiliate.

(iii) No current officer, director, Member or affiliate provides or causes to be provided any assets, services or facilities to Imaging.

(iv) Imaging does not beneficially own, directly or indirectly, any investment assets of any such current or former officer, director, Member or affiliate.

(j)           Reliance by the Issuer.  The representations and warranties set forth in this Section 4 do not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained herein and therein, when taken together, not misleading.

5.           Conditions to the Obligation of the Issuer.  The obligations of the Issuer under this Agreement are subject to the satisfaction of the following conditions unless waived by the Issuer:

(a) Representations and Warranties.  On the Closing Date, the representations and warranties of Members shall be true and correct in all material respects on and as of the Closing Date with the same force and effect as if made on such date, and Members shall have performed all of its obligations required to be performed by it pursuant to this Agreement at or prior to the Closing Date, and the Issuer shall have received the certificate of Members to such effect and as to matters set forth in Section 4(b) of this Agreement..

(b) No Material Adverse Change.  No Material Adverse Change in the business or financial condition of Imaging shall have occurred or be threatened since the date of this Agreement, and no action, suit or proceedings shall be threatened or pending before any court of governmental agency or authority or regulatory body seeking to restraint, prohibition or the obtain damages or other relief in connection with this Agreement or the consummation of the transactions contemplated by this Agreement or that, if adversely decided, has or may have a material adverse effect on any of the assets, properties, business, prospects, operations or financial condition of Imaging.

(c) Documents.  Imaging shall have delivered to the Issuer:

(i) The Certificate of Formation of Imaging, and the Subsidiaries.

(ii) Evidence as to the good standing of Imaging and the Subsidiaries.

(iii) The operating agreement of Imaging and the Subsidiaries, if any, certified by the chief financial officer of other officer authorized by the board.

(d) Other Instruments.  Imaging shall have delivered such other documents as counsel for Members may reasonably request.

6.           Conditions to the Obligation of Members.  The obligations of Members under this Agreement are subject to the satisfaction of the following conditions unless waived by Members:

(a) Representations and Warranties.  On the Closing Date, the representations and warranties of the Issuer shall be true and correct in all material respects on and as of the Closing Date with the same force and effect as if made on such date, and the Issuer shall have performed all of its respective obligations required to be performed by it pursuant to this Agreement at or prior to the Closing Date, and Members shall have received the certificate of the Issuer to such effect and as to matters set forth in Section 5(b) of this Agreement.

(b) No Material Adverse Change.  No Material Adverse Change in the business or financial condition of the Issuer shall have occurred or be threatened since the date of this Agreement, and no action, suit or proceedings shall be threatened or pending before any court of governmental agency or authority or regulatory body seeking to restraint, prohibition or the obtain damages or other relief in connection with this Agreement or the consummation of the transactions contemplated by this Agreement or that, if adversely decided, has or may have a material adverse effect on any of the assets, properties, business, prospects, operations or financial condition of the Issuer.

(c) Documents.  The Issuer shall have delivered to Members:

(i) The certificate of incorporation of the Issuer.

(ii) A certificate issued by the Secretary of State of Nevada dated as of a current date as to the good standing of the Issuer in Delaware.

(iii) The by-laws of the Issuer, certified by the Secretary of the Issuer.

(iv) Resolutions of the Issuer’s board of directors approving this Agreement and the transactions contemplated by this Agreement.

(v) Resignations of Russell Adler and Stuart Posner as executive officers and directors of the Issuer, except that Stuart Posner’s resignation as a director shall be subject to the filing with the Securities and Exchange Commission and mailing of a Schedule 14f to the Issuers shareholders.

(vi) stock certificates representing the Shares.

7.           Termination.

(a) Basis For Termination.  This Agreement may be terminated prior to the Closing Date only by written agreement by both parties.

(b) Effect of Termination.  In the event of a termination of this Agreement pursuant to this Section 6, neither party shall have any obligation or liability to the other, and each party shall bear its own expenses.

8.           Indemnification

(a) Each Member hereby agrees to severally and not jointly indemnify and hold the Issuer and their respective shareholders, directors, officers, employees, Affiliates, agents, representatives, heirs, successors and assigns (collectively, the "Issuer Indemnified Parties") harmless from and against:

(i)  any and all losses, liabilities, obligations, damages, costs and expenses based upon, attributable to or resulting from the failure of any representation or warranty of such Members made herein or any representation or warranty contained in any certificate delivered by or on behalf of such Member pursuant to this Agreement, to be true and correct in all respects as of the date made;

(ii) any and all losses, liabilities, obligations, damages, costs and expenses based upon, attributable to or resulting from the breach of any covenant or other agreement on the part of such  Member under this Agreement;

(iii)  any and all losses, liabilities, obligations, damages, costs and expenses based upon, attributable to or resulting from any act or omission of the any Member; and

(iv)  any and all undisclosed expenses incident to the foregoing.

For the avoidance of doubt, Uphold is only providing indemnification with respect to his own representations, warranties, covenants, obligations, acts, and omissions hereunder.

(b) Issuer and the Majority Stockholders hereby agree to indemnify and hold the Members and their respective Affiliates, agents, successors and assigns (collectively, the "Member Indemnified Parties") harmless from and against:

(i)  any and all losses, liabilities, obligations, damages, costs and expenses based upon, attributable to or resulting from the failure of any representation or warranty of the Issuer or the Majority Stockholders or any representation or warranty contained in any certificate delivered by or on behalf of the Issuer or the Majority Stockholders pursuant to this Agreement, to be true and correct as of the date made;

(ii)  any and all losses, liabilities, obligations, damages, costs and expenses based upon, attributable to or resulting from the breach of any covenant or other agreement on the part of the Issuer or the Majority Stockholders under this Agreement; and

(iii)  any and all undisclosed Expenses incident to the foregoing.

(c) Indemnification Procedures.

(i)  In the event that any legal proceedings shall be instituted or that any claim or demand ("Claim") shall be asserted by any Person in respect of which payment may be sought under this section, the Indemnified Party shall reasonably and promptly cause written notice of the assertion of any Claim of which it has knowledge which is covered by this indemnity to be forwarded to the Indemnifying Party.  The Indemnifying Party shall have the right, at its sole option and expense, to be represented by counsel of its choice, which must be reasonably satisfactory to the Indemnified Party, and to defend against, negotiate, settle or otherwise deal with any Claim which relates to any Losses indemnified against hereunder.  If the Indemnifying Party elects to defend against, negotiate, settle or otherwise deal with any Claim which relates to any losses indemnified against hereunder, it shall within five (5) days (or sooner, if the nature of the Claim so requires) notify the Indemnified Party of its intent to do so.  If the Indemnifying Party elects not to defend against, negotiate, settle or otherwise deal with any Claim which relates to any Losses indemnified against hereunder, fails to notify the Indemnified Party of its election as herein provided or contests its obligation to indemnify the Indemnified Party for such Losses under this Agreement, the Indemnified Party may defend against, negotiate, settle or otherwise deal with such Claim.  If the Indemnified Party defends any Claim, then the Indemnifying Party shall reimburse the Indemnified Party for the Expenses of defending such Claim upon submission of periodic bills.  If the Indemnifying Party shall assume the defense of any Claim, the Indemnified Party may participate, at his or its own expense, in the defense of such Claim; provided, however, that such Indemnified Party shall be entitled to participate in any such defense with separate counsel at the expense of the Indemnifying Party if, (i) so requested by the Indemnifying Party to participate or (ii) in the reasonable opinion of counsel to the Indemnified Party, a conflict or potential conflict exists between the Indemnified Party and the Indemnifying Party that would make such separate representation advisable; and provided, further, that the Indemnifying Party shall not be required to pay for more than one such counsel for all indemnified parties in connection with any Claim.  The parties hereto agree to cooperate fully with each other in connection with the defense, negotiation or settlement of any such Claim.

(ii)  After any final judgment or award shall have been rendered by a court, arbitration board or administrative agency of competent jurisdiction and the expiration of the time in which to appeal therefrom, or a settlement shall have been consummated, or the Indemnified Party and the Indemnifying Party shall have arrived at a mutually binding agreement with respect to a Claim hereunder, the Indemnified Party shall forward to the Indemnifying Party notice of any sums due and owing by the Indemnifying Party pursuant to this Agreement with respect to such matter and the Indemnifying Party shall be required to pay all of the sums so due and owing to the Indemnified Party by wire transfer of immediately available funds within 10 business days after the date of such notice.

(iii)  The failure of the Indemnified Party to give reasonably prompt notice of any Claim shall not release, waive or otherwise affect the Indemnifying Party's obligations with respect thereto except to the extent that the Indemnifying Party can demonstrate actual loss and prejudice as a result of such failure.

9.           Miscellaneous.

(a) Entire Agreement.  This Agreement, including the Exhibits and the Schedule, which constitutes integral parts of this Agreement, constitutes the entire agreement of the parties, superseding and terminating any and all prior or contemporaneous oral and written agreements, understandings or letters of intent between or among the parties with respect to the subject matter of this Agreement.  No part of this Agreement may be modified or amended, nor may any right be waived, except by a written instrument which expressly refers to this Agreement, states that it is a modification or amendment of this Agreement and is signed by the parties to this Agreement, or, in the case of waiver, by the party granting the waiver.  No course of conduct or dealing or trade usage or custom and no course of performance shall be relied on or referred to by any party to contradict, explain or supplement any provision of this Agreement, it being acknowledged by the parties to this Agreement that this Agreement is intended to be, and is, the complete and exclusive statement of the agreement with respect to its subject matter.  Any waiver shall be limited to the express terms thereof and shall not be construed as a waiver of any other provisions or the same provisions at any other time or under any other circumstances.

(b) Severability.  If any section, term or provision of this Agreement shall to any extent be held or determined to be invalid or unenforceable, the remaining sections, terms and provisions shall nevertheless continue in full force and effect.

(c) Notices.  All notices provided for in this Agreement shall be in writing signed by the party giving such notice, and delivered personally or sent by overnight courier, mail or messenger against receipt thereof or sent by registered or certified mail, return receipt requested, or by facsimile transmission or similar means of communication if receipt is confirmed or if transmission of such notice is confirmed by mail as provided in this Section 8(c).  Notices shall be deemed to have been received on the date of personal delivery or telecopy or attempted delivery.  Notice shall be delivered to the parties at the following addresses:

If to the Issuer:                                                            12876 Biscayne Boulevard, Suite 276
Miami, Florida  33181
Facsimile:

With a copy to:                                                             Russell Adler, Esq.
10800 Biscayne Blvd. Suite 350
Miami, Florida 33161
Facsimile:  (305) 893-1441

If to Imaging or the Members:

600 North Cattleman Road
Sarasota, Florida  34232
Facsimile: 941-342-0505

With a copy to:                                                            Stephen M. Fleming, Esq.
Law Offices of Stephen M. Fleming PLLC
403 Merrick Avenue, 2nd Floor
East Meadow, New York 11554
Facsimile:  516-977-1209

Any party may, by like notice, change the address, person or telecopier number to which notice shall be sent.

(d) Governing Law.  This Agreement shall be governed and construed in accordance with the laws of the State of Florida applicable to agreements executed and to be performed wholly within such State, without regard to any principles of conflicts of law.  Each of the parties hereby  irrevocably consents and agrees that any legal or equitable action or proceeding arising under or in connection with this Agreement shall be brought in the federal or state courts located geographically located nearest to Sarasota, Florida, by execution and delivery of this Agreement, irrevocably submits to and accepts the jurisdiction of said courts, (iii) waives any defense that such court is not a convenient forum, and (iv) consent to any service of process made either (x) in the manner set forth in Section 8(c) of this Agreement (other than by telecopier), or (y) any other method of service permitted by law.

(e) Survival of Representations and Warranties.  The parties hereto hereby agree that the representations and warranties contained in this Agreement or in any certificate, document or instrument delivered in connection herewith, shall survive the execution and delivery of this Agreement, and the Closing hereunder, regardless of any investigation made by the parties hereto; provided, however, that any claims or actions with respect thereto shall terminate unless within twenty-four (24) months after the Closing Date written notice of such claims is given to the Company or such actions are commenced.

(f) Waiver of Jury Trial.  EACH PARTY HEREBY EXPRESSLY WAIVES ANY RIGHT TO A TRIAL BY JURY IN THE EVENT OF ANY SUIT, ACTION OR PROCEEDING TO ENFORCE THIS AGREEMENT OR ANY OTHER ACTION OR PROCEEDING WHICH MAY ARISE OUT OF OR IN ANY WAY BE CONNECTED WITH THIS AGREEMENT OR ANY OF THE OTHER DOCUMENTS.

(g) Parties to Pay Own Expenses.  Each of the parties to this Agreement shall be responsible and liable for its own expenses incurred in connection with the preparation of this Agreement, the consummation of the transactions contemplated by this Agreement and related expenses.

(h) Tax Consequences.  Each party to this Agreement is relying on his or its own tax advisors as to the tax consequences of this Agreement and the transactions contemplated by this Agreement, and no party is making any representations or warranties of any kind as to such tax consequences to any other party.

(i) Successors.  This Agreement shall be binding upon the parties and their respective heirs, executors, administrators, legal representatives, successors and assigns; provided, however, that Members may not assign this Agreement or any of its rights under this Agreement without the prior written consent of the Issuer.

(j) Further Assurances.  Each party to this Agreement agrees, without cost or expense to any other party, to deliver or cause to be delivered such other documents and instruments as may be reasonably requested by any other party to this Agreement in order to carry out more fully the provisions of, and to consummate the transaction contemplated by, this Agreement.

(k) Counterparts.  This Agreement may be executed simultaneously in two or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument.

(l) Headings.  The headings in the Sections of this Agreement are inserted for convenience only and shall not constitute a part of this Agreement.

[Signatures on following page]

IN WITNESS WHEREOF, the parties have executed this Agreement the day and year first above written.

FIRSTWAY ENTERPRISES, INC.

By:/s/ Stuart Posner

Name: Stuart Posner
Title:  CEO

MAJORITY STOCKHOLDERS

/s/ Stuart Posner

 Stuart Posner

/s/ Russell Adler

 Russell Adler

US IMAGING HOLDING, LLC

By:/s/ Stephen Miley

Name: Stephen Miley
Title: Managing Member

MEMBERS

/s/ John Uphold

 John Uphold

/s/ Stephen Miley

 Stephen Miley

Schedule A

Information Concerning Members

Name and Address	Imaging Interest	Shares
John Uphold	10%	4,095,219

Stephen Miley	90%	36,856,970

		40,952,189